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SE(IISSION

13026278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 18390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/28/2012 (MM/DD/YY) AND ENDING 7/26/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Diagonal Road, Suite 200
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd, 2nd Floor	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/12/13

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc., as of July 26, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts.

LUBABA M. HASSAN
Notary Public
Commonwealth of Virginia
7310660
My Commission Expires Dec 31, 2014

09/18/13

Lubaba Hassan

Notary Public

[signature]

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition and Independent Accountant's Report on Internal Control Required by SEC Rule 17a-5

July 26, 2013

SEC ID 8 – 18390

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

FIRST GEORGETOWN SECURITIES, INC.

Table of Contents

	Page
Independent Accountants' Report	1
Financial Statement:	
Statement of Financial Condition	3
Notes to Financial Statement	4
Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	9

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of First Georgetown Securities, Inc. (the "Company") as of July 26, 2013, and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Georgetown Securities, Inc. as of July 26, 2013, in accordance with accounting principles generally accepted in the United States.

Keiter Stephens Hurst Gary + Shreaves

September 18, 2013
Glen Allen, Virginia

FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition
July 26, 2013

Assets		
Current assets:		
Cash and cash equivalents	$	5,223
Accounts receivable – broker and dealer		23,558
Trading securities		339,834
Deferred income taxes		324
Prepaid expenses and other current assets		60,009
Total current assets		428,948
Property and equipment – net		3,351
Total assets	$	432,299
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	11,711
Accrued payroll and commissions		8,461
Retirement plan contribution payable		93,351
Accrued vacation		1,540
Payroll taxes withheld and accrued		13,343
Deferred advisory fees		85,308
Deferred income taxes		551
Total current liabilities		214,265
Stockholder's equity:		
Common stock, $0.01 par value, 25,000 shares authorized, issued and outstanding		250
Additional paid-in capital		546,667
Accumulated deficit		(328,883)
Total stockholder's equity		218,034
Total liabilities and stockholder's equity	$	432,299

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: First Georgetown Securities, Inc. (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July.

Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable represents receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. No allowance was deemed necessary as of July 26, 2013.

Trading Securities: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

1. **Summary of Significant Accounting Policies, Continued:**

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Income Taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions note deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company's income tax returns for years since 2010 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through September 18, 2013, the date the financial statement was available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. **Fair Value Measurements:**

The Company follows FASB guidance for measurement and disclosure of fair value which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value as follows:

2. Fair Value Measurements, Continued:

Level 1 Unadjusted quoted prices that are available in active markets for the identical investments at the reporting date.

Level 2 Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3 Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for investments carried or disclosed at fair value:

Level 2 trading securities include money market accounts for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted for fair value on a recurring basis as of July 26, 2013:

	Assets at Fair Value as of July 26, 2013			
	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 339,834	$ -	$ 339,834
Total assets at fair value	$ -	$ 339,834	$ -	$ 339,834

3. Property and Equipment:

Property and equipment consisted of the following at July 26, 2013:

Furniture and fixtures	$ 47,770
Leasehold improvements	7,934
	55,704
Less: accumulated depreciation	(52,353)
Net property and equipment	$ 3,351

4. Lease Commitments:

The Company leases office space and two automobiles under long-term lease agreements, which are classified as operating leases. The car leases expire in 2014 and 2015 and the office space lease expires in January 2019. The office space lease contains escalation clauses for operating expenses.

The following is a schedule of future minimum rental payments required under the above leases for the period ending July 26, 2013:

Year	Amount
2014	$ 95,526
2015	80,607
2016	78,710
2017	81,072
2018	83,504
Thereafter	42,369
	$ 461,788

FIRST GEORGETOWN SECURITIES, INC.

Notes to Financial Statement, Continued

5. Income Taxes:

Deferred income tax asset as of July 26, 2013 is as follows:

Accrued vacation	$ 324

Deferred income tax liability as of July 26, 2013 is as follows:

Accumulated depreciation	$ 551

6. Accumulated Deficit:

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was First Georgetown Securities, Inc. As a result of this merger, a deficit was created in the stockholder's equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

7. Retirement Plan:

The Company sponsors a Simplified Employee Pension Plan (the "Plan") that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the Plan are limited to 20.5% of employee's eligible compensation for the period ended July 26, 2013.

8. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of no more than 15:1. In addition, the Company must maintain a minimum net capital of $100,000. At July 26, 2013, the Company had net capital of $193,416, and the ratio of aggregate indebtedness to net capital was 1.11 to 1. Net capital in excess of minimum requirements was $93,416 as of July 26, 2013.

»Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNALCONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

In planning and performing our audit of the financial statement of First Georgetown Securities, Inc. (the "Company"), as of July 26, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 26, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter Stephens Hurst Gary + Shreaves

September 18, 2013
Glen Allen, Virginia

Keiter

Your Opportunity Advisors